Exhibit 8.1

Internal Revenue Service	Department of the Treasury Washington, DC 20224

Index Numbers: 368.05-00, 368.06-00, 368.01-01	Third Party Communication: None Date of Communication: Not Applicable

Kim Rankin Vice President and Corporate Secretary Educators Mutual Life Insurance Company 202 North Prince Street Lancaster, PA 17603	Person to Contact: Amber R. Cook, ID No. 50-21646 Telephone Number: (202) 622-7530 Refer Reply To: CC: CORP:B04 PLR-132357-05 Date: December 13, 2005

LEGEND:

Insurance Company	=	Educators Mutual Life Insurance Company a Pennsylvania mutual life and health insurance company EIN: 23-1500814

LLC 1	=	EML Holdings, LLC a Pennsylvania limited liability company EIN: 23-3066106

LLC 2	=	IBSi, LLC a Pennsylvania limited liability company EIN: 23-3066107

Holding Company	=	Eastern Insurance Holdings, Inc. a Pennsylvania corporation EIN: 20-2653793

Target	=	Eastern Holding Company, Ltd. a Cayman Islands corporation

SubCo	=	EHC Acquisitions, Inc. a to-be-formed Pennsylvania corporation

Department	=	Pennsylvania Insurance Department

State A	=	Pennsylvania

Date 1	=	March 16, 2005

Date 2	=	March 17, 2005

Date 3	=	June 9, 2005

Date 4	=	November 17, 2005

Date 5	=	January 1, 1998

Date 6	=	October 31, 2005

Country A	=	Cayman Islands

a	=	183

b	=	20,000,000

c	=	5,000,000

d	=	59

Dear Ms. Rankin:

This letter responds to your June 13, 2005 request for rulings on certain federal income tax consequences of a series of proposed transactions. Additional information was received in letters dated August 15, 2005, October 10, 2005, and December 12, 2005. The information provided for consideration is summarized below.

The rulings contained in this letter are based on facts and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. This office has not verified any of the materials submitted in support of the request for rulings. Verification of the information, representations, and other data may be required as part of the audit process.

Summary of Facts

Insurance Company is a State A mutual life and health insurance company. Insurance Company, as a mutual insurance company, has no capital stock or shareholders. Instead, the proprietary interests as they exist under State A law are vested nominally in its members. The members of a State A mutual insurance company are its policyholders and certificate holders. Under State A law and Insurance Company’s bylaws, a policyholder, in his or her capacity as a member of the Insurance Company, has the right to vote, the right to receive dividends, if declared, and liquidation rights (the “Membership Rights”). Insurance Company operates under the regulatory supervision of Department.

Insurance Company owns all of the outstanding membership interests of LLC 1, which is treated as a disregarded entity for federal income tax purposes. Prior to Date 6, LLC 1 owned and acted as a holding company of all of the outstanding membership interests of LLC 2. On Date 6, LLC 1 sold all of its interests in LLC 2. Prior to Date 6, LLC 2 was treated as a disregarded entity for federal income tax purposes.

Target is a business corporation incorporated in Country A. Target is the parent holding company of domestic and foreign affiliates primarily engaged in the insurance business. The outstanding stock of Target is owned by a United States persons, as defined in § 7701(a)(30) of the Internal Revenue Code. In accordance with Target’s bylaws, none of its stockholders has ever beneficially owned Target stock representing, in the aggregate, more than 9.5 percent of the combined voting power of all classes of outstanding stock. Target has never been a controlled foreign corporation, as defined in § 951(a), and has never conducted business in the United States or been subject to United States federal income tax.

Holding Company was incorporated on Date 1 under State A law at the direction of Insurance Company and Target. On Date 2, Insurance Company’s Board of Directors (the “Board”) adopted a plan to convert Insurance Company from a mutual company to a stock company (referred to herein as, the “Converted Company”) under State A law and to simultaneously sell all of the Converted Company’s stock to Holding Company (together, the “Conversion”). The plan was amended by the Board on Date 3 and Date 4 (the amended plan is referred to herein as, the “Plan of Conversion”).

Also on Date 2, a plan of reorganization (the “Plan of Reorganization”) was entered into among Insurance Company, Holding Company and Target pursuant to which Target will merge into SubCo, a newly formed, wholly owned subsidiary of Holding Company (the “Merger”). The Board has determined that the Conversion and Merger are in the best interest of Insurance Company, and that the acquisition of Target and the insurance subsidiaries it owns will enhance Insurance Company’s strategic and financial flexibility and increase its competitive position in a manner that furthers the interests of Insurance Company and its members.

Holding Company will register with the Department as an insurance holding company under State A law and will engage in business as the parent holding company of the Converted Company, SubCo and their respective subsidiaries immediately following the Conversion and Merger.

Holding Company has two classes of authorized stock: b shares of no par value common stock and c shares of preferred stock. No shares of Holding Company common stock or preferred stock have been, or will be, issued before the Conversion and Merger. Following the Conversion and Merger, the Holding Company common stock will be registered under the provisions of the Securities Exchange Act of 1934, as amended. Holding Company expects that its common stock will be publicly and actively traded.

Proposed Transactions

For what have been represented to be valid business reasons, Insurance Company has proposed the following series of related transactions (the “Proposed Transactions”):

Conversion

(i) Pursuant to the Plan of Conversion and following the receipt of regulatory approval from the Department, Holding Company will issue, without charge, non-transferable subscription rights (“Subscription Rights”) to purchase shares of its authorized but unissued no par value common stock (“Conversion Stock”) in a subscription offering (the “Subscription Offering”) to the following persons (collectively, the “Participants”) and in the following priority:

(a) The “Eligible Members,” defined by the Plan of Conversion as persons who are named insureds or certificate holders under a policy issued by Insurance Company as of Date 2;

(b) The “Qualified Stock Plan,” defined by the Plan of Conversion as any defined benefit plan or defined contribution plan of Holding Company, such as an employee stock ownership plan, stock bonus plan, profit sharing plan or other plan that, with its related trust, meets the requirements to be “qualified” under § 401;

(c) The “Insurance Company Legacy Participants,” defined by the Plan of Conversion to mean the directors, officers, managers and employees of Insurance Company and LLC 2 as of Date 2 and, without duplication, the directors, officers, managers and employees of Insurance Company and LLC 2 as of the Effective Date (defined below in step (iii)) and any other person who at any time served as a director of Insurance Company after Date 5;

(d) The “Target Legacy Participants,” defined by the Plan of Conversion to mean the directors, officers, managers and employees of Target and certain of its controlled entities (“Affiliates”) as of Date 2 and, without duplication, the directors, officers, managers and employees of Target and its Affiliates as of the Effective Date;

(e) Shareholders of Target as of Date 2.

(ii) Promptly following the receipt of regulatory approval to issue shares of stock in a public offering, Holding Company will commence the Subscription Offering. If shares of Conversion Stock remain unsold in the Subscription Offering, they will be sold in a public offering (the “Community Offering”) (the Subscription Offering and the Community Offering are hereinafter referred to collectively as the “Offering”). The Community Offering may commence concurrently with the Subscription Offering. Purchasers of Conversion Stock in the Offering are referred to herein as “Subscribers.”

All shares of Conversion Stock to be sold in the Offering will be sold at a uniform purchase price per share (the “Purchase Price”) based on an independent valuation of the consolidated pro-forma market value of the Converted Company as a subsidiary of Holding

Company, as determined at the conclusion of the Offering, by an expert who is experienced in the field of corporate appraisals and who is not related to Holding Company, Insurance Company or Target.

(iii) Upon completion of the Offering and following the receipt of all required regulatory approvals from the Department, Insurance Company will convert from mutual to stock form by filing amended articles of incorporation (the “Amended Articles”) in the office of the Department of State of State A. Pursuant to the Amended Articles, the Converted Company will have authorized a single class of voting common stock (the “Converted Company Common Stock”).

The term “Effective Date” used herein means the date on which the Amended Articles are filed or a later date as may be specified in the Amended Articles.

Also on the Effective Date, a portion of the net proceeds of the Offering received by Holding Company will be paid to the Converted Company, as authorized or required by the Department, in exchange for the issuance to Holding Company of all of the Converted Company Common Stock. The Converted Company will thereupon become a wholly owned subsidiary of Holding Company. Holding Company, in its capacity as sole shareholder of the Converted Company, will have the exclusive voting rights relating to the stock of the Converted Company. As a result of the relinquishment of the policyholders’ Membership Rights in Insurance Company, all of the rights associated with the Membership Rights will expire on the Effective Date. Other than the expiration of those rights, each insurance policy issued by Insurance Company and in force on the Effective Date will remain in force as a policy issued by the Converted Company in accordance with the terms of such policy.

Immediately following consummation of the Proposed Transactions and pursuant to the Department’s order approving the Plan of Conversion, Converted Company will make a cash distribution to Holding Company.

Domestication

(iv) Prior to and in contemplation of the Merger, Target will become a domestic business corporation under State A law by filing articles of domestication in the office of the Department of State of State A (the “Domestication”).

Prior to the Domestication, Target may declare a special cash dividend payable to its shareholders of record as of the close of business on the business day immediately preceding the date of the Domestication (the “Cash Distribution”).

Merger

(v) SubCo will be incorporated as a State A business corporation at the direction of Holding Company immediately before the Conversion and Merger for the purpose of becoming the surviving corporation in the Merger. On the Effective Date, Holding Company will own all of the outstanding stock of SubCo.

(vi) On the Effective Date, immediately following the Conversion, and pursuant to the Plan of Reorganization, Target will merge into SubCo, with SubCo being the merger survivor (defined above as the “Merger”). In the Merger, each Target shareholder will exchange their Target stock for a combination of cash and the number of shares of Holding Company common stock to be determined before the Effective Date pursuant to a fixed formula set forth in the Plan of Reorganization (the “Merger Consideration”); provided that, in no event will the total cash portion of the Merger Consideration exceed d percent of the total Merger Consideration on the Effective Date.

Representations

Conversion

The following representations regarding the Conversion (described above in steps (i) through (iii)) have been made on behalf of Insurance Company and Target:

(a) Eligible Members who transfer, or who are deemed for federal income tax purposes to have transferred, their Membership Rights in Insurance Company to Holding Company in exchange for Subscription Rights will not retain any rights in such transferred Membership Rights, and will not receive any cash or property in the exchange other than the Subscription Rights.

(b) The Subscription Rights issued to Eligible Members and other Participants in the Subscription Offering are non-transferable, non-negotiable, personal rights to purchase Conversion Stock at the Purchase Price in the Subscription Offering.

(c) In the event a Subscriber is also an Eligible Member, (i) each such Subscriber will be afforded the same consideration as a similarly situated Eligible Member who is not a Subscriber, (ii) such consideration will be limited to the receipt of Subscription Rights under the Plan of Conversion, and (iii) each such Subscriber will pay the same purchase price for Conversion Stock as is paid by all other Subscribers in the Offering.

(d) The Conversion and all related transactions and exchanges will occur under a plan, adopted and approved, before the Effective Date by Holding Company, Insurance Company, Eligible Members, and the Department, in which the rights of all parties will be defined.

(e) The Conversion and all related transactions and exchanges will occur on, or as of, approximately the same date.

(f) Each of the parties to the Proposed Transactions will pay his, her or its own expenses, if any, incurred in connection with the transactions, except that Insurance Company (or the Converted Company) and Holding Company will pay their expenses out of the net proceeds from the sale of the Conversion Stock in the Offering.

(g) The Converted Company will issue only voting common stock in connection with the Conversion, and all such stock will be issued to Holding Company.

(h) Holding Company will contribute to the Converted Company, in exchange for all of the Converted Company Common Stock, (i) Membership Rights in Insurance Company that are transferred, or deemed to be transferred, to Holding Company by Eligible Members, and (ii) a portion of the net proceeds from the sale of Conversion Stock in the Offering, as authorized or required by the Department.

(i) Following the Conversion, the Converted Company will be treated under State A law as the same corporation as Insurance Company that existed as a mutual insurance company before the Conversion. There will be no transfers of assets, actual or constructive, by or from Insurance Company to the Converted Company.

(j) Following the Conversion, the Converted Company will continue to conduct the insurance business it conducted before the Conversion.

(k) The Conversion is not part of a plan to increase periodically the proportionate interest of any Eligible Member of Insurance Company, or any stockholder of the Converted Company or of Holding Company, in the assets or earnings and profits of Insurance Company, the Converted Company or Holding Company.

(l) Insurance Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of § 368(a)(3)(A).

(m) Holding Company will not make any election under § 338 in connection with its acquisition of the Converted Company Common Stock.

Domestication

The following representations regarding the Domestication (described above in step (iv)) have been made on behalf of Insurance Company and Target:

(n) The fair market value of the stock of Target as a domestic business corporation under the laws of State A (“New Target”) and other consideration received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered by each Target shareholder in the exchange.

(o) Except for the transactions that will occur as part of the Merger, there is no plan or intention by the shareholders of Target who own one percent or more of the stock of Target, and to the best of the knowledge of the management of Target, there is no plan or intention on the part of the remaining shareholders of Target, to sell, exchange, or otherwise dispose of any of the shares of New Target stock that will be received in the exchange.

(p) Immediately following the Domestication, the shareholders of Target will own all of the outstanding stock of New Target and will own such stock solely by reason of their ownership of Target stock immediately prior to the Domestication.

(q) Except upon exercise of options to acquire Target stock that will be converted into rights to acquire New Target stock immediately before the Domestication, New Target has no plan or intention to issue additional shares of its stock following the Domestication.

(r) Immediately following the Domestication, New Target will possess the same assets and liabilities as those possessed by Target immediately before the Domestication, except for assets used to pay expenses incurred in connection with the Domestication. For purposes of this representation, the Cash Distribution (defined above in step (iv)) will not be treated as an asset held immediately before the Domestication. No assets will be distributed in the Domestication, and there will be no dissenting shareholders to the Domestication. Assets used to pay expenses will constitute less than one percent of the net assets of Target immediately before the Domestication.

(s) Shareholders of Target will receive no consideration other than New Target stock for their Target stock.

(t) Immediately prior to the Domestication, all outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Target will be converted into a right to acquire stock in New Target.

(u) Except for the transactions that will occur as part of the Merger, New Target has no plan or intention to reacquire any of its stock issued in the Domestication.

(v) Except for the transactions that will occur as part of the Merger, New Target has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the Domestication.

(w) The liabilities of Target assumed by New Target plus the liabilities, if any, to which the transferred assets are subject were incurred by Target in the ordinary course of its business and are associated with the assets transferred.

(x) Following the Domestication, except as otherwise required by the Merger, New Target will continue the historic business of Target or use a significant portion of Target’s historic business assets in a business.

(y) The Target shareholders will pay their respective expenses, if any, incurred in connection with the Domestication.

(z) Target is not under the jurisdiction of a court in a Title 11 or a similar case within the meaning of § 368(a)(3)(A).

(aa) None of the parties to the Domestication are investment companies as defined in § 368(a)(2)(F)(iii) and (iv).

(bb) The total fair market value of the assets of New Target immediately after the Domestication will equal or exceed the aggregate adjusted basis of the transferred assets.

(cc) On the date of the Domestication, Target will not own any U.S. real property interests as defined in § 897(c)(1) and § 1.897-1(c)(1) of the Income Tax Regulations.

Merger

The following representations regarding the Merger (described above in steps (v) and (vi)) have been made on behalf of Insurance Company and Target:

(dd) The fair market value of the Holding Company stock and other consideration received by each New Target shareholder will be approximately equal to the fair market value of the New Target stock surrendered by each New Target shareholder in the exchange.

(ee) At least 40 percent of the proprietary interest in New Target will be exchanged for Holding Company stock and will be preserved (within the meaning of § 1.368-1(e)).

(ff) SubCo will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by New Target immediately prior to the Merger. For purposes of this representation, amounts paid by New Target to New Target shareholders who receive cash or other property, New Target assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by New Target immediately preceding the Merger will be included as assets of New Target held immediately prior to the Merger.

(gg) Prior to the Merger, Holding Company will be in control of SubCo within the meaning of § 368(c)(1).

(hh) Following the Merger, SubCo will not issue additional shares of its stock that would result in Holding Company losing control of SubCo within the meaning of § 368(c)(1).

(ii) Holding Company has no plan or intention to reacquire, directly or through a related person (within the meaning of § 1.368-1(e)(2) and (3)), any of its stock issued in the Merger; provided, however, subject to Holding Company shareholder approval, Holding Company may purchase up to four percent of its stock on the open market not sooner than six months following the Merger as part of a stock compensation plan for Holding Company officers, employees and directors.

(jj) Holding Company has no plan or intention to liquidate SubCo; to merge SubCo with and into another corporation; to sell or otherwise dispose of the stock of SubCo; or to cause SubCo to sell or otherwise dispose of any of the assets of New Target acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in § 368(a)(2)(C) or § 1.368-2(k).

(kk) The liabilities of New Target assumed by SubCo and the liabilities to which the transferred assets of New Target are subject were incurred by New Target in the ordinary course of its business.

(ll) Following the Merger, Holding Company, or the members of Holding Company’s qualified group (as defined in § 1.368-1(d)(4)(ii)), will continue New Target’s “historic business” or use a “significant portion” of New Target’s “historic business assets” in a business, as such terms are used in § 1.368-1(d).

(mm) Holding Company, SubCo, New Target, and the shareholders of New Target will pay their respective expenses, if any, incurred in connection with the Merger, except that Holding Company may pay SubCo’s expenses out of the net proceeds from the sale of the Conversion Stock in the Offering.

(nn) There is no intercorporate indebtedness existing between Holding Company and New Target or between SubCo and New Target that was issued, acquired, or will be settled at a discount.

(oo) No two parties to the Merger are investment companies as defined in § 368(a)(2)(F)(iii) and (iv).

(pp) Target is not, and New Target will not be, under the jurisdiction of a court in a Title 11 or similar case within the meaning of § 368(a)(3)(A).

(qq) No stock of SubCo will be issued in the Merger.

(rr) The total fair market value of the assets transferred to SubCo by New Target in the Merger will exceed the sum of (i) the amount of any liabilities assumed (within the meaning of § 357(d)) by SubCo in connection with the exchange, (ii) the amount of any liabilities owed to SubCo by New Target that are discharged or extinguished in connection with the exchange, and (iii) the amount of cash and the fair market value of any other property (other than stock and securities permitted to be received under § 361(a) without recognition) received by New Target in connection with the exchange. The fair market value of the assets of SubCo will exceed the amount of its liabilities immediately after the Merger.

(ss) The payment of cash in lieu of fractional shares of Holding Company common stock is solely for the purpose of avoiding the expense and inconvenience to Holding Company of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to New Target shareholders in lieu of issuing fractional shares of Holding Company common stock will not exceed one percent of the total consideration that will be issued in the Merger to New Target shareholders. The fractional share interests of each New Target shareholder will be aggregated, and no New Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Holding Company common stock.

(tt) None of the compensation received by any shareholder-employee of New Target will be separate consideration for, or allocable to, any of their shares of New Target stock; none of the shares of Holding Company common stock received by any shareholder-employee of New Target will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee of New Target will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

(uu) Except for the cancellation of all unexercised New Target non-qualified stock options, all New Target stock warrants and similar rights to acquire New Target stock which are outstanding on the Effective Date will be assumed by Holding Company and replaced with warrants or similar rights to acquire Holding Company common stock which are exercisable and vest upon the same terms and conditions as were applicable to the related New Target stock warrants or similar rights to acquire New Target common stock immediately prior to the Effective Date.

Rulings

Conversion

Section 3.01(31) of Rev. Proc. 2005-3, 2005-1 I.R.B. 118, provides that the Internal Revenue Service will not rule on whether a transaction constitutes a corporate reorganization within the meaning of § 368(a)(1)(E) unless the Service determines that there is a significant issue that is not clearly and adequately addressed by published authority. The taxpayer has submitted information indicating that a significant issue exists with respect to the Conversion described above in steps (i) through (iii). Based solely on the information submitted and the representations made, we rule as follows on the Conversion:

(1)	The conversion of Insurance Company into the Converted Company upon Holding Company’s exchange of Membership Rights for stock of the Converted Company will be a reorganization within the meaning of § 368(a)(1)(E). The Converted Company will constitute one and the same taxable entity as the Insurance Company for federal income tax purposes. Rev. Rul. 54-482, 1954-2 C.B. 148. Neither Insurance Company nor the Converted Company will recognize gain or loss as a result of the reorganization.

(2)	No gain or loss will be recognized by Holding Company on the exchange of Membership Rights in Insurance Company for stock in the Converted Company (§ 354(a)).

(3)	The tax attributes of Insurance Company will remain unchanged as tax attributes of the Converted Company upon Insurance Company’s conversion to a stock insurance company. Thus, attributes such as asset basis, holding periods, net operating loss carryovers, capital loss carryovers, earnings and profits, and accounting methods will not be changed by reason of the conversion of the mutual insurance company into a stock insurance company in the recapitalization.

(4)	No gain or loss will be recognized by Insurance Company or the Converted Company on the receipt of cash proceeds and Membership Rights in exchange for Converted Company Common Stock (§ 1032(a)).

(5)

For federal income tax purposes, the policyholders of Insurance Company will be treated as transferring their Membership Rights to Holding Company in exchange for Subscription Rights to buy Conversion Stock. A policyholder will recognize gain or loss to the extent that the fair market value of the Subscription Rights received, if any, differs from the basis of such policyholder in the rights surrendered therefor (§ 1001(a) and (c)). The basis in such Membership Rights will be treated as zero (Rev. Rul. 71-233, 1971-1 C.B. 113; see Rev. Rul. 74-277, 1974-1 C.B. 88).

(6)	There is no federal tax incidence to Holding Company on its granting of Subscription Rights to policyholders in exchange for their Membership Rights in Insurance Company (Rev. Rul. 58-234, 1958-1 C.B. 279). Moreover, Holding Company will recognize no gain or loss on the lapse of a Subscription Right (§ 1032(a)).

(7)	A person acquiring a share of Conversion Stock in the Offering because of the exercise of a Subscription Right will have a basis in such share equal to the amount of cash paid therefor plus the basis of such right, if any (taking into account the tax consequences on receipt of such right (see ruling 5)). See Rev. Rul. 58-234, 1958-1 C.B. 279. Such person’s holding period in such share will commence on the day the Subscription Right is exercised (§ 1223(6)).

(8)	A person acquiring a share of Conversion Stock other than through the exercise of a Subscription Right will have a basis in such share equal to the cash paid therefor. Such person’s holding period in such share will commence on the date after the acquisition (Rev. Rul. 70-598, 1970-2 C.B. 168).

(9)	No gain or loss will be recognized by Holding Company on the receipt of cash or property in the Offering in exchange for Conversion Stock (§ 1032(a)).

(10)	Holding Company will have a basis in all of the stock of the Converted Company equal to (a) the cash paid therefor (less any cash distributed by Converted Company to Holding Company pursuant to the Department’s order approving the Plan of Conversion) and (b) Holding Company’s basis in the Membership Rights (§§ 1012 and 358(a)(1)).

Domestication

Section 3.01(31) of Rev. Proc. 2005-3, 2005-1 I.R.B. 118, provides that the Internal Revenue Service will not rule on whether a transaction constitutes a corporate reorganization within the meaning of § 368(a)(1)(F) unless the Service determines that there is a significant issue that is not clearly and adequately addressed by published authority. The taxpayer has submitted information indicating that a significant issue exists with respect to the Domestication described above in step (iv). Based solely on the information submitted and the representations made, we rule as follows on the Domestication:

(11)

For federal income tax purposes, the Domestication will be treated as a transfer by Target of its assets to New Target in exchange for New Target stock and the assumption by New Target of the liabilities of Target, followed by the distribution by Target to its shareholders of the New Target stock in exchange for their Target stock. The Domestication will be a reorganization within the meaning of § 368(a)(1)(F) and § 1.367(b) -2(f). Target and New Target will each be “a party to a reorganization” within the meaning of § 368(b).

The deemed exchange by the Target shareholders of their shares of Target stock for shares of New Target stock is hereinafter referred to as the “Share Exchange”.

(12)	No gain or loss will be recognized by Target on the transfer of its assets to New Target in exchange for New Target stock and the assumption by New Target of the liabilities of Target (§§ 357(a) and 361(a)).

(13)	No gain or loss will be recognized by New Target on its receipt of the assets of Target in exchange for New Target stock and the assumption by New Target of the liabilities of Target (§ 1032(a)).

(14)	New Target’s basis in each Target asset received by New Target in the Domestication will equal the basis of such asset in the hands of Target immediately before the Domestication (§ 362(b)).

(15)	New Target’s holding period for each Target asset received by New Target in the Domestication will include the period during which such asset was held by Target (§ 1223(2)).

(16)	New Target will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Target as of the date of the Domestication (§§ 381(c)(2) and 1.381(c)(2)-1). Any deficit in the earnings and profits of Target will be used only to offset the earnings and profits accumulated after the date of the Domestication.

(17)	Unless a Target shareholder makes the election provided in § 1.367(b)-3(c)(3) to include in income as a deemed dividend the all earnings and profits amount with respect to its Target stock, or otherwise qualifies for the de minimis exception set forth in § 1.367(b)-3(c)(4), such shareholder will recognize gain (but not loss) on the Share Exchange equal to the excess of the fair market value of the shares of New Target stock received by such Target shareholder in the exchange over such shareholder’s adjusted tax basis in the shares of Target that were surrendered by such shareholder in the exchange (§ 1.367(b)-3(c)(2)). Each Target shareholder that makes the election provided in § 1.367(b)-3(c)(3) to include in income as a deemed dividend the all earnings and profits amount with respect to its Target stock and satisfies the associated notice requirements will include in income as a deemed dividend the all earnings and profits amount with respect to its Target stock and will not otherwise recognize gain or loss on the Share Exchange. Each Target shareholder that qualifies for the de minimis exception set forth in § 1.367(b)-3(c)(4) will not recognize any gain or loss on the Share Exchange (§ 354(a)).

(18)	Unless a Target shareholder makes the election provided in § 1.367(b)-3(c)(3) to include in income as a deemed dividend the all earnings and profits amount with respect to its Target stock, or otherwise qualifies for the de minimis exception set forth in § 1.367(b)-3(c)(4), the basis of the New Target stock received by such shareholder in the Share Exchange will equal the shareholder’s basis in the Target stock surrendered plus the amount of gain recognized by the shareholder in the Share Exchange (§§ 358(a)(1) and 1.367(b)-3(c)(5), Example 1). In the case of a Target shareholder that makes the election provided in § 1.367(b)-3(c)(3) and satisfies the associated notice requirements, the basis of the New Target stock received by such shareholder in the Share Exchange will equal the shareholder’s basis in the Target stock surrendered plus the all earnings and profits amount included in income by the shareholder as a deemed dividend with respect to its Target stock (§§ 358(a)(1) and 1.367(b)-3(c)(5), Example 1). Each Target shareholder that qualifies for the de minimis exception set forth in § 1.367(b)-3(c)(4) will have a basis in the New Target stock received by such shareholder in the Share Exchange equal to its basis in the Target stock surrendered in exchange therefor (§ 358(a)(1)).

(19)	The holding period of the New Target stock received by each Target shareholder in the Share Exchange will include the period during which such shareholder held the Target stock surrendered in exchange therefor, provided the Target stock was held as a capital asset at the time of the Domestication (§ 1223(1)).

(20)	The taxable year of Target will end upon the close of the date of the Domestication (§1.367(b)-2(f)(4)).

Merger

Section 3.01(31) of Rev. Proc. 2005-3, 2005-1 I.R.B. 118, provides that the Internal Revenue Service will not rule on whether a transaction constitutes a corporate reorganization within the meaning of § 368(a)(1)(A) by reason of § 368(a)(2)(D) unless the Service determines that there is a significant issue that is not clearly and adequately addressed by published authority. The taxpayer has submitted information indicating that a significant issue exists with respect to the Merger described above in steps (v) and (vi). Based solely on the information submitted and the representations made, we rule as follows on the Merger:

(21)	Provided the Merger qualifies as a statutory merger, SubCo’s acquisition of substantially all of New Target’s assets in exchange for Holding Company stock, cash and SubCo’s assumption of New Target’s liabilities will be a reorganization under § 368(a)(1)(A) by reason of § 368(a)(2)(D). New Target, Holding Company, and SubCo will each be “a party to a reorganization” within the meaning of § 368(b).

(22)	No gain or loss will be recognized by New Target on its transfer of substantially all of its assets to SubCo in exchange for Holding Company stock, cash and the assumption by SubCo of New Target’s liabilities (§§ 361(a) and 357(a)).

(23)	No gain or loss will be recognized by either Holding Company or SubCo on the acquisition by SubCo of substantially all of the assets of New Target in exchange for Holding Company stock, cash and the assumption by SubCo of New Target’s liabilities (§ 1.1032-2).

(24)	The basis of each New Target asset received by SubCo in the Merger will be the same as the basis of that asset in the hands of New Target immediately before its transfer (§ 362(b)).

(25)	The holding period of each New Target asset received by SubCo in the Merger will include the period during which such asset was held by New Target (§ 1223(2)).

(26)	No gain or loss will be recognized by New Target on its distribution of Holding Company stock to the New Target shareholders pursuant to the plan of reorganization (§ 361(c)(1)).

(27)	For federal income tax purposes, New Target shareholders who receive Subscription Rights in their capacity as New Target shareholders pursuant to the Plan of Conversion will be treated as receiving such Subscription Rights in the Merger. Such Subscription Rights will be treated as securities that have no principal amount and not as “other property” (§ 1.356-3(b)). Gain will be recognized by New Target shareholders who exchange New Target stock for Holding Company stock and cash in the Merger but not in excess of the amount of cash received (§ 356(a)(1)). If the exchange has the effect of the distribution of a dividend (determined with the application of § 318(a)), then the amount of the gain recognized that is not in excess of the shareholder’s ratable share of undistributed earnings and profits will be treated as a dividend (§ 356(a)(2)). No loss will be recognized (§ 356(c)).

(28)	The basis of Holding Company stock received by each New Target shareholder will equal such shareholder’s basis in the New Target stock surrendered in exchange (a) decreased by the amount of cash received and (b) increased by the amount treated as a dividend and the amount of gain recognized by the shareholder on the exchange (not including any part of the gain treated as a dividend) (§ 358(a)(1)).

(29)	The holding period of the Holding Company stock received by each New Target shareholder in the Merger will include the period during which such shareholder held the New Target stock surrendered in exchange therefor, provided the New Target stock was held as a capital asset at the time of the Merger (§ 1223(1)).

(30)	The basis of the SubCo stock in the hands of Holding Company will be determined under §§ 1.358-6(c)(1) and 1.1502-30.

(31)	Pursuant to § 381 and § 381(a)-1, SubCo will succeed to and take into account the items of New Target described in § 381(c), subject to the conditions and limitations specified in §§ 381, 382, 383 and 384 and the regulations thereunder.

Caveats

We express no opinion about the tax treatment of the Proposed Transactions under other provisions of the Code and regulations or the tax treatment of any conditions existing at the time of, or effects resulting from, the Proposed Transactions that are not specifically covered by the above rulings. In particular, no opinion is expressed regarding the Cash Distribution described above in step (iv) of the Proposed Transactions.

Procedural Statements

This ruling letter is directed only to the taxpayers who requested it. Section 6110(k)(3) provides that it may not be used or cited as precedent.

Each taxpayer involved in the Proposed Transactions should attach a copy of this ruling letter to the taxpayer’s federal income tax return for the taxable year in which the Proposed Transactions are completed.

Under the power of attorney on file in this office, a copy of this letter is being sent to your authorized representatives.

Sincerely,

/s/ RICHARD K. PASSALES
Richard K. Passales
Senior Counsel, Branch 4
Office of Associate Chief Counsel (Corporate)